[ SEMTECH CORPORATION LOGO ]

March 7, 2006

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Semtech Corporation
Form 10-K for the year ended January 30, 2005
Filed April 15, 2005
Form 10-Q as of October 30, 2005
SEC File No. 001-06395

Dear Mr. Vaughn:

We address the following comments made in your correspondence dated February 21, 2006.

Form 10-Q for the quarter ended October 30, 2005

Note 9 – Acquisition, page 12

1.

We note your response to prior comment 2. The analysis provided in your response appears to be an analysis of the requirements of Regulation S-X and not the requirements of SFAS 141. Please note that the determination of whether an acquisition is a “material business combination” should be made based on the specific facts and circumstances relating to an acquisition and should consider whether the acquisition is expected to have a material effect on the results of operations of the company. Refer to SAB 99. Please provide us with your analysis of the materiality of the business combination and revise future filings to comply with paragraphs 51-55 of SFAS 141 as appropriate.

As indicated by our counsel, Mr. Robert Miller of Paul, Hastings, Janofsky and Walker, in his March 6, 2006 telephone conversation with you, we have again reviewed the requirements of SFAS 141 and have considered the information in SAB 99 regarding qualitative factors. Although we have not concluded that our acquisition of XEMICS is a “material business combination” as contemplated by SFAS 141, we will nevertheless include in our future filings the applicable information described in paragraphs 51-55 of SFAS 141.

Mr. Kevin L. Vaughn

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Response Letter dated January 30, 2006

•

We note that you did not provide the three acknowledgements requested in our previous comment letter in your January 30, 2006 correspondence. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgements in your response letter which addresses our comments above.

We regret the inadvertent omission in our January 20, 2006 correspondence. Semtech Corporation acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2083 if you have any further questions or comments regarding financial statements and related maters.

Sincerely,

/s/ David G. Franz David G. Franz
Vice President, Finance and

Chief Financial Officer

Semtech Corporation